08028759

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67113

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 W. Olive Avenue, Suite 300
(No. and Street)

Burbank, (City) California (State) 91505-4647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary K. Ching 818-827-7132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027-1442 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

OATH OR AFFIRMATION

I, Gary K. Ching, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPB Financial Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

VP/CFO

Title

SEE ATTACHED DOCUMENT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Los Angeles

Subscribed and sworn to (~~or affirmed~~) before me on this 27 day of February,

2008 by Adam Christopher Holmes, Notary,

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Adam Christopher Holmes (Notary seal)

Signature

ADAM CHRISTOPHER HOLMES
Commission # 1783638
Notary Public - California
Los Angeles County
MyComm. Expires Dec 6, 2011

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Anual Audited Report Form X-17A5 Part III
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date 2-27-08

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

NPB FINANCIAL GROUP, LLC

3500 W Olive Ave., Suite 300
Burbank CA 91505-4647

CONTENTS

PART I

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Member Managers
NPB Financial Group, LLC
Burbank, California

I have audited the accompanying statement of financial condition of NPB Financial Group, LLC (the Company) as of December 31, 2007 and related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, cash flows and members' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 10 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 5, 2008

NPB FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and equivalent	$	238,594
Clearing broker deposit		25,000
Commissions receivable		377,874
Organization costs, net of accumulated amortization of $1,757		11,421
Other receivable - non allowable		6,026
Other assets and deposits		4,833
Prepaid expenses		26,839
Furniture, fixtures and equipment		
net of accumulated depreciation of $6,576		10,602
TOTAL ASSETS	$	701,189

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		354,332
Commissions payable		128,053
TOTAL LIABILITIES		482,385
MEMBERS' EQUITY		218,804
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	701,189

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions	$ 3,777,032
Advisory fees	1,766,068
Other income	337,985
TOTAL REVENUE	5,881,085
DIRECT COSTS	
Advisory fee expense	1,704,322
Commissions Expense	3,298,150
Clearing Expense	71,811
Communications	19,869
TOTAL DIRECT COSTS	5,094,152
GROSS PROFITS	786,933
OPERATING EXPENSES - see page 9	790,666
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(3,733)
INCOME TAX PROVISION	12,590
NET INCOME (LOSS)	$ (16,323)

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	$ 290,000	$ (145,873)	$ 144,127
Paid in capital	91,000		91,000
Net Income (loss)		(16,323)	(16,323)
Balance, December 31, 2007	$ 381,000	$ (162,196)	$ 218,804

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net income (loss)	$	(16,323)
Depreciation and amortization		3,397
Changes in operating assets and liabilities:		
Commissions receivable		(372,481)
Other receivables		(2,168)
Other assets and deposits		(3,203)
Prepaid expenses		(24,073)
Accounts payable and accrued expenses		344,489
Commissions payable		81,379
Net cash used in operating activities		11,017
Cash Flows for Investing Activities:		
Purchase of furniture, fixture and equipment		(7,034)
Net Cash Used in Investing Activities		(7,034)
Cash Flows from Financing Activities:		
Capital contribution by members		91,000
Net Cash Flows from Financing Activities		91,000
Net increase in cash		94,983
Cash at beginning of year		143,611
Cash at end of year	$	238,594

SUPPLEMENTAL INFORMATION

Interest paid	$	1,448
Income taxes paid	$	6,800

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. The Company is also registered as a broker-dealer with the National Association of Securities Dealers, Inc. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k)(2)(ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2007 the Company had $151,311 in a bank account. The Federal government under the Federal Insurance Deposit Act insures deposits up to $100,000.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income taxes - The Company files its income tax returns as a Limited Liability Company (LLC).

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, under such provisions. See page 10 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with its clearing broker which requires a minimum deposit of $25,000.

NOTE 5 – PROVISION FOR INCOME TAXES

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has an agreement with its clearing broker whereby a penalty is charged for early termination, $75,000 the first two years and $50,000 the next two years.

NOTE 7 – OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 8 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through its clearing broker on a fully disclosed basis.

NOTE 9 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through its clearing broker on a fully disclosed basis.

NPB FINANCIAL GROUP, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING EXPENSES

Consulting	$	80,341
Depreciation and amortization		3,397
Insurance		7,470
Interest expense		1,448
Meetings and conferences		124,395
Office supplies		6,474
Payroll and related		466,814
Postage and delivery		3,728
Professional fees		8,836
Registration and regulatory fees		31,954
Rent and parking		29,157
Software		11,286
Travel		10,893
All other		4,472
TOTAL OPERATING EXPENSES	$	790,666

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition		$	218,804
Nonallowable assets:			
Organization costs, net of accumulated amortization of $1,757	11,421		
Other receivable - non allowable	6,026		
Other assets and deposits	4,833		
Prepaid expenses	26,839		
Furniture, fixtures and equipment			
net of accumulated depreciation of $6,576	10,602		(59,721)
NET CAPITAL		$	159,082
COMPUTATION OF NET CAPITAL REQUIREMENTS			
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		$	32,159
Minimum dollar net capital required		$	5,000
Net Capital required (greater of above amounts)		$	32,159
EXCESS CAPITAL		$	126,923
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$	110,843
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities		$	482,385
Percentage of aggregate indebtedness to net capital			303.23%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	139,388
VARIANCE		
Reduction of prepaid expenses		18,895
Reduction of Accrued Expenses		800
Rounding		(1)
NET CAPITAL PER AUDITED REPORT	$	159,082

See Accompanying Notes to Financial Statements

PART II

NPB FINANCIAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Member Managers
NPB Financial Group, LLC
Burbank, California

In planning and performing my audit of the financial statements and supplemental schedules of NPB Financial Group, LLC (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Member Managers
NPB Financial Group, LLC
Burbank, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member Managers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 5, 2008

END